SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 6, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
This Form 6-K consists of the Media Release that appears immediately following this page.

This Form 6-K consists of the Media Release that appears immediately following this page.

SIGNATURES

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 6 July 2007
Media release
UBS senior executive management changes
The Board of Directors has appointed Marcel Rohner as UBS’s Group Chief Executive Officer, effective today. He succeeds Peter Wuffli, who relinquishes all of his functions at UBS. Raoul Weil will succeed Marcel Rohner as Chairman and CEO of Global Wealth Management & Business Banking. Marcel Ospel will be nominated for another term as Chairman of the Board of Directors once his current term expires.
Zurich/Basel, 6 July 2007 — Effective today, the Board of Directors has named UBS Deputy Group CEO Marcel Rohner as UBS Group CEO. Marcel Rohner has been a member of the Group Executive Board since 2002 and was named Deputy Group CEO in January 2006. As Chairman and CEO of Global Wealth Management & Business Banking, he has, over the last few years, managed the business that has made the largest contribution to the firm’s revenues and profit. UBS’s current Group CEO, Peter Wuffli, will relinquish all of his functions at UBS and leave the bank. The new Chairman and CEO of Global Wealth Management & Business Banking will be Raoul Weil, member of the Group Executive Board and currently head of Wealth Management International.
Marcel Ospel will continue his strategic leadership at UBS as Chairman for at least another term. A year ago, as part of UBS’s systematic management succession planning, Marcel Ospel expressed a wish to initiate a generational change of management at UBS and therefore retire from his function within the foreseeable future. He also proposed that Peter Wuffli be nominated his successor. After careful evaluation, the Board of Directors decided not to accept his proposal. It does not view the succession of the CEO to the position of Chairman as automatic. Instead, the Board identifies independently the composition of the leadership team which, in its opinion, suits the bank the best. In this context, it asked Marcel Ospel to serve for at least another term of three years as Chairman of the Board of Directors.
The Board of Directors and Peter Wuffli therefore decided to institute generational change only in UBS’s operational management. Peter Wuffli will transfer all his functions, effective immediately, to Marcel Rohner, his deputy. The Board of Directors is extremely grateful to Peter Wuffli for his substantial contribution to the growth of UBS, especially to the expansion of its franchise, market position and brand strength.

Media Relations 6 July 2007 Page 2 of 2
Marcel Rohner, until now Deputy Group CEO of UBS and Chairman and CEO of Global Wealth Management & Business Banking, is well prepared for his new role and enjoys the full and undivided confidence of the Board of Directors. Raoul Weil has a proven management record and is in a position to take over leadership of Global Wealth Management & Business Banking in a seamless fashion. He has been head of Wealth Management International since 2002 and joined the Group Executive Board in 2005.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 34% in Switzerland, 17% in the rest of Europe and 10% in Asia Pacific. UBS’s financial businesses employ some 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

By:	/s/s Mark Klein
	Name:	Mark Klein
	Title:	Executive Director

Date: July 6, 2007